Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Speaking Roses Global, Inc
1536 N Woodland Park Dr, Suite 130
Layton, UT 84041
https://www.speakingroses.com/index-SR.aspx

Up to $1,234,998.40 in Class B Common Stock at $1.67
Minimum Target Amount: $9,999.96

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Speaking Roses Global, Inc
Address: 1536 N Woodland Park Dr, Suite 130, Layton, UT 84041
State of Incorporation: UT
Date Incorporated: August 04, 2022

Terms:

Equity

Offering Minimum: $9,999.96 | 5,988 shares of Class B Common Stock
Offering Maximum: $1,234,998.40 | 739,520 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.67
Minimum Investment Amount (per investor): $298.93

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

<u>Time-Based</u>

Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

<u>Amount-Based</u>

Tier 1 | $300+

Invest $300+ and receive a 10% Discount code for the next 12 months on any of our products online.

Tier 2 | $500+

Invest $500+ and receive a 10% Discounted code + One Personalized package of petals from our preserved line of products (for the next 12 months).

Tier 3 | $1,000+

Invest $1,000+ and receive 5% Bonus Shares + receive a 15% Discounted code + One Personalized package of petals from our preserved line of products (for the next 12 months)

Tier 4 | $2,500+

Invest $2,500+ and receive 8% Bonus Shares + receive a 15% Discounted code + One Personalized Dozen Roses (for the next 12 months)

Tier 5 | $5,000+

Invest $5,000+ and receive 12% Bonus Shares + receive a 25% Discounted code + One Personalized Dozen Roses + One Personalized package of petals from our preserved line of products (for the next 12 months)+ obtain the first right of refusal from any area that we may offer in the future (in the order that it's received)

Tier 6 | $10,000+

Invest $10,000+ and receive 16% bonus shares + receive a 30% Discounted code + Five Personalized Dozen Roses + One Personalized package of petals from our preserved line of products (for the next 12 months)+ all your investment can be used as a credit towards one of our Distributors/Franchise areas that we may offer in the future.

Tier 7 | $25,000+

Invest $25,000+ and receive 20% bonus shares + receive a 50% Discounted code + Five Personalized Dozen Roses + One Personalized package of petals from our preserved line of products (for the next 12 months)+ all your investment can be used as a credit towards one of our Distributors/Franchise areas that we may offer in the future.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Speaking Roses Global, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.67 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $167. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the aforementioned bonus.

The Company and its Business

Company Overview

Speaking Roses Global, Inc. ("Speaking Roses Global" or "Speaking Roses" or the "Company") is a Utah-based corporation that offers users the ability to print photos, monograms, logos, pictures, signatures, and icons directly on live, fresh flowers and plants.

The floral industry is probably one of the oldest industries in the world that we think has never been disrupted and doesn't have a brand that is a category king (like Starbucks for coffee, Nike for shoes, or even Chiquita for bananas). Our founders discovered, patented, and created the ability to print on live fresh flowers, creating a new industry of expression. "Think greeting card", where a piece of cardstock paper with images and messages, can become a multibillion-dollar industry because people are willing to pay for an emotional response and not put the value on the vehicle that is the cardstock paper. With Speaking Roses, we want to do the same thing but with personalized flowers. Adding the message to a flower, open the door to many more industries like promotional products, licenses brands, souvenirs, gifts, etc.

Prior Business Bankruptcy

A prior iteration of the company, Speaking Roses International, Inc. ("SRI")was incorporated in 2003 under Utah law. SRI was managed and led by a different management team however the executives of Speaking Roses Global were minority shareholders and involved with the business.

SRI filed for bankruptcy in 2007 as its growth-oriented expenditures and debt outweighed revenues. In 2008, SRI was wound down and its assets were liquidated. Dos Lagos, LLC, owned and managed by Roland Walker, then purchased and was assigned a majority of the business's assets and assigned those assets to Florabella International, LLC, owned and managed by Rene Rodriguez. Both Dos Lagos and Florabella International are Utah-based companies; however, in 2023 Florabella International, LLC converted to Florabella International, Inc. under Utah law.

Related Corporate Entities

Florabella International, Inc. is a wholly-owned subsidiary of Speaking Roses Global Inc. The Company has a common executive officer, director, and majority shareholder in Rene Rodriguez, as well as an IP licensing agreement (see below), which results in a degree of common control between the two entities.

The affiliated company is running a license model, which is an entirely different model of the new entity, so slowly and strategically, all those customers that "apply to the new model" will be shifted, transferred, and moved to the new entity of Speaking Roses Global, Inc. under a new agreement. We estimate that this transition will start during the next 1-18 months of operation of the new entity. Once we launch the latest model to the market, during the first 30-60 days, all employees and management will transfer to Speaking Roses Global, Inc.

At that time, Florabella International, Inc. will be the entity that will only handle those types of relationships (farms agreements, wholesalers, etc., which will be a subsidiary model of the new entity). Florabella is currently running the old model under its accounting; once we go to market with the new model, all funds will be transferred and transitioned to the new entity. Florabella will be an additional source of income for Speaking Roses Global.

Intellectual Property

The Company was granted a perpetual and exclusive license from Florabella International, Inc. to use the "Speaking Roses" trademark in the US, USPTO patent US9796172, www.speakingroses.com, and other proprietary processes, procedures, and technology associated with the business.

Competitors and Industry

Competitors

Speaking Roses Global is not aware of any direct competition in personalized flowers. We are the creators, founders, and inventors of personalized flowers. Indirect competitors to this product will be the traditional flower and customized gift retailers or similar companies like Edible Arrangments. Our founder has developed and patented the process and the technology to print anything on live, fresh flowers and plants. We believe we're the only US company authorized to print on flowers and have no current, direct competition.

Industry

We have learned that personalized flowers open the doors of many different industries; for the same reason, we have learned that first, we can always obtain market share from the regular flower industry by offering traditional flowers with the option of personalization. At the same time, we have discovered that we tap into the gift industry, souvenirs, and licensing industry, and for sure, one of the largest in Promotional products, amounting to a nearly $20 billion market in the U.S. alone.[1] In 2019, the worldwide personalized gifts market was valued at $23.5 billion, estimated to grow to $34.3 billion by 2026.[2] We believe that being the leader in the flower personalization space will give us tremendous growth opportunities in multiple industries, especially because we can print on Live fresh flowers, preserved eternal flowers and silk flowers of any kind.

Sources:
-https://www.ibisworld.com/industry-statistics/market-size/promotional-products-united-states/?back=https%3A%2F%2Fwww.google.com%2Fsearch%3Fclient%3Dsafari%26as_qdr%3Dall%26as_occt%3Dany%26safe%3Dactive%26as_q%3Dhow+bi,app1%26hl%3Den
-https://www.statista.com/statistics/1283363/global-personalized-gifts-market-size/

Current Stage and Roadmap

Current Stage

With many years of experience in startups and new business ventures, we have learned that by creating a uniform marketing strategy, products, production control, and branding, we will be able to grow worldwide exponentially. All the production facilities, through multiple models (franchise/distributor and using our production facilities), is in motion; now we need the final capital to launch and get a piece of this opportunity.

Roadmap

The Company's efforts for the next few years will focus on expanding market share, launching new category lines and products, refining the marketing strategy, replicating the model nationwide, and continue growing our distribution network, researching and developing our future products, etc. This will all be done to further our plan to implement a distributor network controlling the production or, ultimately, a worldwide franchise/distributor model.

We plan to start offering our new "fresh" and "preserved" product lines within 1-3 months of launch. To achieve this goal, we plan to:

1- Finish website development to handle affiliates, distributors, shopping carts, and sales to B2B and direct to consumers. This is when we will begin selling "fresh" and "preserved" SKU versions. We aim to fine-tune the formula to obtain a minimum daily order rate of 16 per location.

2- Secure a physical location, such as a small warehouse, for production, distributors/franchise training, and implementing our new model.

3- Order boxes, supplies, preserved flowers, fresh flowers, other materials, and initial inventory to fulfill those orders.

4- Initiate Marketing, refine our target audience, and prepare a strategy for worldwide replication.

5- Finalize the strategy with our attorneys on the Company's growth model, such as whether to immediately pursue implementing the distributor, own production facilities, or go directly to a franchise model.

6- Continue to refine the business model with our marketing team once our 16 daily order goal is met.

The Team

Officers and Directors

Name: Hector Rene Rodriguez

Hector Rene Rodriguez's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March, 2008 - Present
  Responsibilities: The founder and the visionary behind the plan, strategy, and execution. He works full-time, approximately 40 hours per week, for the Company. He does not currently receive a salary from Speaking Roses but plans to being taking a preliminary salary of $84,000 after a successful offering and will reevaluate the amount once initial revenue has begun and depending on the business needs of the Company at that time

- **Position:** Chair of Board Directors
  Dates of Service: August, 2022 - Present
  Responsibilities: Overall responsibility and authority for the management and operations of the Corporation and shall preside at all meetings of the Board of Directors and Shareholders.

Other business experience in the past three years:

- **Employer:** Florabella International, Inc. (formerly Florabella International LLC)
  Title: CEO, President & Board Director
  Dates of Service: March, 2008 - Present
  Responsibilities: Oversees the company's business operations, financial performance, investments, and ventures. General supervision, direction, and control of the day-to-day business and affairs of the corporation. This requires only a limited amount of hours per week to fulfill.

Other business experience in the past three years:

- **Employer:** Vidit
  Title: Chief Executive Officer
  Dates of Service: May, 2007 - Present
  Responsibilities: Vision, strategy, and Director

Name: Roland Walker

Roland Walker's current primary role is with Walker Land Cattle LLC. Roland Walker currently services Full Time hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director

Dates of Service: January, 2023 - Present
Responsibilities: Board member

Other business experience in the past three years:

- **Employer:** Walker Land Cattle LLC
  Title: Manager
  Dates of Service: January, 1990 - Present
  Responsibilities: Management, Executive.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Speaking Roses, Inc. a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns over 30 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Speaking roses, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Speaking roses, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The Chief Executive Officer currently splits his time between working for Speaking Roses and other companies
The CEO of Speaking Roses Global, Inc., Hector Rene Rodriguez, also currently works as chief executive for other companies. He serves as CEO, President & Board Director of Florabella International, Inc. and CEO of Vidit, Inc. However these companies do not have active operations that require his day-to-day attention and he spends only 1-2 hours a week working for Florabella International and Vidit with the majority of his time focused on working for Speaking Roses Global.

A prior, separate, and now dissolved version of the company underwent bankruptcy
A prior iteration of the company, Speaking Roses International, Inc. ("SRI") was incorporated in 2003 under Utah law. SRI was managed and led by a different management team however the executives of Speaking Roses Global, Inc. were minority shareholders and involved with the business. SRI filed for bankruptcy in 2007 and eventually dissolved in 2008 with its assets liquidated. While the current business, Speaking Roses Global, Inc., relies on new patents and is managed by different executives, there is some level of risk involved with investing in a company associated with a bankruptcy.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Hector Rene Rodriguez, the CEO of Speaking Roses Global, Inc. does not currently receive a salary for his work. Although he is a majority owner of Speaking Roses Global, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. He works full-time, approximately 40 hours per week, for the Company. He does not currently receive a salary from Speaking Roses but plans to begin taking a preliminary salary of $84,000 after a successful offering and will reevaluate the amount once initial revenue has begun and depending on the business needs of the Company at that time. However, if the Company does not raise substantial amounts or begin to generate substantial revenue, there is no guarantee that he will be paid a salary for his work at Speaking Roses Global.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
R10 Investments LLC (managed and owned solely by Hector Rene Rodriguez)	4,500,000	Class A Common Stock	50.0%
RS Farm Utah LLC (managed and owned solely by Roland Walker)	4,500,000	Class A Common Stock	50.0%

The Company's Securities

The Company has authorized Convertible Note, Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 739,520 of Class B Common Stock.

Convertible Note

The security will convert into Class b common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $200,000.00
Maturity Date: January 31, 2024
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: See Other Material Rights below

Material Rights

Conversion within 3 months: At any time prior to the earlier of (i) three months from the date of this Note or (ii) five days after the Company provides notice of its intent to repay the Amounts Due, the note holder may require that the Company immediately transfer to and vest in the note holder an amount of shares of the Company's Class B non-voting common stock ("Shares") equal to the amount due under the Note, including principal and accrued but unpaid interest, divided by the quotient obtained. by dividing (A) $5 million by (B) the total number of shares outstanding Class A and Class B Common Stock.

Conversion after three months: At any time after the initial three months of this Note and prior to the earlier of (i) the Maturity Date or (ii) five days after the Company provides notice of its intent to repay the Amounts Due, the note holder may require that the Company immediately transfer to and vest in the note holder an amount of shares of the Company's common stock ("Shares") equal to the amount due, including principal and accrued but unpaid interest, divided by the quotient obtained by dividing (A) the Company's then valuation calculated pursuant to the most recent sale of shares of the Company's common stock or other equity instrument less a twenty percent (20%) discount on such price per share, but in no event less than a $5 million valuation with no discount, by (B) the total number of shares of outstanding Class A and Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even

though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Employee salaries, consulting fees, technology and product development, sales and marketing expenses, operating, legal and accounting expenses, working capital.
  Date: January 01, 2023
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We do have around $200,000 in the bank that we obtained from a convertible note in January 2023, which has helped us achieve the initial necessary steps to start the Company. Excluding funds from this crowdfunding offering, we estimate that we will be able to maintain operations for the next 6-12 months.

Foreseeable major expenses based on projections:

The major expenses that we will incur in the beginning are:

-Inventory of the preserved line of products that we are bringing from Ecuador ($25k-$50K)

- Boxes for the products ($150k-$250k)

- Marketing ($50k-$100K)

- Franchises and legal Fees (around $60k-100K)

- Key team members (In house designer, COO, CMO, Production Manager) ($25k-$100K)

- Finish Customization engine for our website ($25k-$50k)

Future operational challenges:

Maintaining our high standards in customer support and customer experience from past iterations of the business in order to establish initial revenue.

Future challenges related to capital resources:

If we don't hit our goal of what we are trying to raise, we will likely pursue other sources of funding and our growth will be slower than we anticipate.

Future milestones and events:

The main challenge we foresee is raising the initial funds to launch the direct-to-consumer/franchise model. With sufficient funds, we will be able to have more strategic and organized growth. Otherwise, we will grow at a much slower pace but still can accomplish our strategy step at a time, even if it is slower. We have other alternatives that we are considering in the event we don't raise sufficient funds for our "IDEAL launch"

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 31, 2023, Speaking Roses has $200K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are choosing the crowdfunding route because we believe we will be able to obtain not just the right investors, but potential customers and key relationships that will help us achieve our vision. We do have other raising options as well but we definitely believe Regulation Crowdfunding is the right route. These funds are required to support the growth of the new world expansion model.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the expansion of the new business model. We are anticipating that from the crowdfunding we will be able to provide at least 50% of our funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year based on our model to keep growing through our sales and from the organic growth of the Company. This is based on a current monthly burn rate of $85,000 for expenses related to advertising, marketing, inventory, operations, and legal.

Production, Wearhouse, and Inventory: $435,000

Administration & IT: $300,000

Sales and Marketing: $250,000

Legal: $50,000

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for years to come and won't need any more funds for several years. This is based on a projected growth monthly burn rate of $95,000 for expenses related to advertising, marketing, inventory, operations, and legal.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including Convertible Notes. We are currently trying to obtain a C-note for a maximum amount of $500k, in addition to the closed $200K C-note. We do have other options for capital raising but for the moment we believe crowdfunding is the best option for the business.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $15,030,000.00

Valuation Details:

We determined our pre-money valuation based on our internal analysis of several factors:

Market Opportunities

The industry of personalization has grown exponentially in recent years, becoming a multi-billion dollar market. Personalization refers to customizing products, services, and experiences based on individual preferences and behaviors. Every company, from e-commerce giants to small startups, including NIKE ID, Oreos, M&M, and many more, is moving towards personalization because it enables them to enhance customer experiences, drive customer loyalty, and ultimately boost revenue. By offering personalized products, recommendations, and promotions, companies can better understand their customers, tailor their offerings to meet specific needs, and create emotional connections that foster long-term relationships.

Being the only company, to our knowledge, offering personalized floral products in the industry has incredible advantages, as it allows for unique differentiation, increased customer retention, and higher customer lifetime value. This competitive advantage can lead to increased market share, improved brand reputation, and sustainable business growth in today's customer-centric market. Having the power of offering regular and personalized flowers puts us at the edge in the floral and personalization industry. (In 2019, the worldwide personalized gifts market was valued at $23.5 billion, estimated to grow to $34.3 billion by 2026.) (By 1992, it had grown to US$100 billion. The floral industry has grown six percent annually in recent years, while the global trade volume in 2003 was US$101.84 billion. 3-4)

At the same time, having a tested and proven track record in the promotional industry, souvenirs, and licensing products put us in a position to capitalize on the market with fresh and preserved silk and wood flowers. (Promotional products amount to a nearly $20 billion market in the U.S. alone. 1)(The Global Brand Licensing Market is projected to grow from USD 274.9 billion in 2022 to USD 385.4 billion by 2027 at a CAGR value of 4.1% from 2022 to 2027.5)

We believe that being a leader in the floral personalization space will give us tremendous growth opportunities in multiple industries, mainly because we can print onto live, fresh flowers, preserved eternal flowers, and silk flowers of almost any kind.

Sources:

1) https://www.ibisworld.com/industry-statistics/market-size/promotional-products-united-states/?back=https%3A%2F%2Fwww.google.com%2Fsearch%3Fclient%3Dsafari%26as_qdr%3Dall%26as_occt%3Dany%26safe%3Dactive%26as_q%3Dhow+bi; app1%26hl%3Den

2) https://www.statista.com/statistics/1283363/global-personalized-gifts-market-size/

3) https://www.globalmarketestimates.com/market-report/brand-licensing-market-3690

4) https://www.pickupflowers.com/flower-guide/floral-industry

5) https://www.globalmarketestimates.com/market-report/brand-licensing-market-3690

Business Model Being Developed

Our goal is to become the leading franchisor of the floral industry, similar to Starbucks with coffee shops. The model we are implementing combines E-Commerce, distributorship, and, eventually, franchising. We expect to start making revenue once we're able to launch our E-commerce platform. Once we refine and tweak our marketing where we are receiving 16 orders a day, per area, we plan to begin implementing the distributor/franchise model for franchisee replication. Once implemented, we then expect to start increasing our revenue month by month.

In the meantime, we will continue to operate our web domain for B2B and director-to-consumer sales while also increasing our line of products until we find the right balance for production and distribution, then pivot to expand our production and logistics with more sales; we are currently in non-binding discussions with future partners to create alliances with several industries like licensing brands, promotional products, and even affiliate marketers, setting the path for eventually opening our Big Box line of products with standard designs.

Management's Experience

Another critical factor in our valuation is that the team that owns and operates the Company, have already invested years of sweat equity into the business as well as having spent significant amounts of money and time refining the technology and process of printing, packaging, and distributing regular and personalized flowers. Many years of research and development have been put into this business, its products, and services to be, and have, what we have today. Years of knowledge and relationships built to create, connect, and put all the pieces together in a business model that allows us to have, and be positioned for the maximum opportunity achievement.

Rene Rodriguez, founder, and CEO, has been able to learn, direct and refine the process to produce over 58,000 stems of flowers a day per one location. His experience in the ability to envision, replicate, and train the process, the model, and the many systems and tools like "THE SPEAKING ROSES UNIVERSITY" where people worldwide have access to world-class training in every aspect of the process of printing flowers! It has put Speaking Roses in a great spot, ready for worldwide growth.

Over the years, we have been able to identify, learn, and put together a team that is expert in all aspects of the NEW WAY of doing business, elements, and talents needed in order to disrupt an industry the way we are doing with technologies like, AI, AR, VR, influencer marketing and many more strategies and knowledge that our team has been able to obtain during many years of doing business and expanding multiple brands. Position us in a substantial competitive advantage, considering that flower shops are still in the hands of mom-and-pop shops, which traditionally have been able to be more like "order takers" instead of business developers in the space.

Technology, patents, trademarks, and know-how

To be where we are today, the team has spent years and years testing, refining, and perfecting the system, the strategy, and the technology to be ready for replication and mass production. Hundreds of thousands of dollars have been invested over the years to learn what works and what doesn't work in all aspects of the business.

Speaking Roses holds a USPTO utility patent on its core business process (US 9,796,172 B2), US trademarks for its brand, an active website, and other proprietary processes, procedures, and technology associated with the business. Further rights will be pursued for international licensing once new territories become more specific as the business begins implementing its license and franchise business model.

Conclusion

Based on our above analysis, we believe our pre-money valuation of $15,030,000 is accurate.

Disclaimer

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $200,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your future ownership.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.96 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Deferred Fee*
  94.5%
  StartEngine Premium Deferred Fee

If we raise the over allotment amount of $1,234,998.40, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  5.5%
  We will use 5.5% of the funds raised for market and customer research, new product development and market testing.

- *Warehouse for Production*
  1.5%
  Warehouse for Production

- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's [product] in preparation of [expansion and/or launch of the product].

- *Administration & IT*
  19.0%
  We will use 19% of the funds to hire key personnel for daily operations, including the following roles: [Customer Service Manager, Production, IT Staff, Designer on Staff, etc. Wages to be commensurate with training, experience and position.

- *Marketing*
  28.0%
  We will use 29% of the funds to market, promote and grow the sales of the company.

- *Working Capital*
  19.5%
  We will use 2.15% of the funds for working capital to cover expenses for the initial launch, product expansion, etc. as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.speakingroses.com/index-SR.aspx (https://www.speakingroses.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/speakingroses

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Speaking Roses Global, Inc

[See attached]

Speaking Roses Global, Inc. (the "Company") a Utah Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

As of December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Speaking Roses Global, Inc.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2022 and the related statements of operations, statement of cash flows, and statement of changes in stockholders' equity for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 9, 2023
Vincenzo Mongio

Speaking Roses Global, Inc.

Balance Sheet

As of December 31, 2022

		2022
Assets		
Cash	$	100
Total Assets	$	100
Liabilities		
Total Liabilities	$	-
Stockholders' Equity		
Common Stock	$	-
Additional Paid In Capital	$	100
Retained Earnings	$	-
Total Stockholders' Equity	$	100
Total Liabilities and Stockholders' Equity	$	100

Speaking Roses Global, Inc.

Statement of Operations

For the Year Ended December 31, 2022

		2022
Income		
Revenue	$	-
Total Income	$	-
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses	$	-
Total Selling, General and Administrative Expenses	$	-
Net Loss from Operations	$	-

Speaking Roses Global, Inc.

Statement of Cash flows

For the Year Ended December 31, 2022

		2022
Cash flows from Operating Activities:		
Net Loss	$	-
Net Cash provided by Operating Activities	$	-
Cash Flows from Investing Activities:		
Net Cash provided by Investing Activities	$	-
Cash Flows from Financing Activities:		
Paid in Capital	$	100
Net Cash provided by Financing Activities	$	-
Net (decrease) increase in Cash and Cash equivalents	$	-
Cash and Cash Equivalents at the beginning of the period	$	-
Cash and Cash Equivalents at the end of the period	$	100

Speaking Roses Global, Inc.
Statement of Changes in Stockholders' Equity
As of December 31, 2022

	Common Stock Class A,		Common Stock Class B,		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	# of Shares	$	# of Shares	$			
Balance on August 4, 2022	-	-	-	-	-	-	-
Additional Paid in Capital and Share Issuances	9,000,000	-	1,000,000	-	100	-	100
Balance on December 31, 2022	9,000,000	-	1,000,000	-	100	-	100

Speaking Roses Global, Inc.
Notes to the Unaudited Financial Statements
December 31, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Speaking Roses Global, Inc (the company") was formed in Utah on August 4th, 2022. The company was formed to execute a worldwide franchise development plan with their patented technology to personalize flowers. The Company's technology will combine flowers and messages creating a new form of expression, and will have applications for various types of occasions such as gifts, souvenirs, promotional items, weddings, funerals, and many more. The company's headquarters is in Layton, Utah and it will operate globally by targeting customers all over the world.

The company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operational and marketing capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plans.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

No debt.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock. 9,000,000 Class A shares and 1,000,000 Class B shares were issued and outstanding as of December 31st, 2022.

Voting: Class A shareholders are entitled to one vote per share and Class B shareholders do not have voting rights.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 9, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Speaking Roses Global, Inc. is not live or open to the public at this moment.

INVEST IN SPEAKING ROSES GLOBAL, INC. TODAY!

Personalizing Live, Fresh Flowers!

Think greetings cards, but in flowers! At Speaking Roses, we patented the ability to print personalized messages on live, fresh flowers for all occasions for promotional items, ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Personalized
LIVE
FLOWERS
Yes! IT'S POSSIBLE!

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Our unique and patented product sits at the intersection of multiple multi-billion dollar industries, including promotional products, the personalized industry, gifts, souvenirs, licensing industry, and flowers. This will allow us to tap into multiple industries at once, expanding our pool of potential customers. Been the creators, leaders, and tested the product in multiple aspects, It's like having magical key that allow us to open doors in the regular flowers market plus dominate in the personalized flowers space.

- We live in the era of personalization, many companies including, Nike, m&m and Oreos are now offering personalized products . Our proven, tested and refine patented technology for flower printing, allow for easy customization of messages, pictures, and designs to be printed in any color – bright or metallic ink – directly onto fresh petals at a rate of 6-10 roses per minute. Giving us the opportunity to be leaders in a multibillion dollar industry. With our technology, we can print on almost any type of flowers, plants, preserved, silk, and even wood flowers!

- We are led by a team of highly experienced professionals with nearly 60 years of combined experience in entrepreneurship, operations, franchising, e-commerce brands, and coaching business opportunities.

Invest Now
$1.67 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$298.93	$15.03M

OVERVIEW

Customizable Flowers with Personal Messages


Feliz Día
A new way of expression

We patented the process to print custom messages, designs, and logos on live flowers for special occasions of all kinds. Our products function similarly to greeting cards, but with the added charm of a live flower as the vehicle for the message. According to our research, we are the creators and founders of the only company offering personalized flower printing. After a massive surge in popularity with our product's launch, we have restructured our company to implement all of the lessons and best practices we've learned into a replicable franchise model. We believe this will allow us to expand and share our products with people across the globe and become the leader in the space.

THE PROBLEM & OUR SOLUTION

Disrupting the Floral Market

The floral industry has been around for centuries, without experiencing any disruption. As a result, a substantial portion of the market is still made up of Mom and Pop shops with no ability to develop a global brand. Meanwhile, 1 in 5 consumers are willing to pay at least 20% more for a personalized product (Source).


Be Mine!
We print fresh flowers with pictures

At Speaking Roses, we are innovating the floral space with our new and replicable franchise model in order to satisfy the demand in local markets for weddings, gifts, souvenirs, funerals, dances, and more – delivering printed messages on flowers to customers everywhere. Our products are perfectly suited for many applications, including holidays, conventions, life events, special occasions, and corporate events.

THE MARKET & OUR TRACTION

Media Enthusiasm Across Multiple Massive Industries

Speaking Roses sits at the intersection of multiple major markets: flowers, personalized gifts, and the promotional industry. Promotional products amount to a nearly $20 billion market in the U.S. alone (Source). In 2019, the worldwide personalized gifts market was valued at $23.5 billion, estimated to grow to $34.3 billion by 2026 (Source). We believe that being the leader in the flower personalization space will give us tremendous growth opportunities in multiple industries.


500+
Media publication features

We have a proven, patented system that is replicable across the world, perfectly suited for a franchise model that doesn't require a physical store to start. Speaking Roses has won Best Product in the promotional products industry and was a finalist in the most innovative products in the floral industry (Source).

WHY INVEST

Growing the Future of the Floral Industry


Facing a rosy future
60 yrs combined experience

By franchising our unique floral printing concept, we see ourselves as building a company with the potential to expand globally. Our simple strategy for Phase one, two and three will allow us to be ready for growth. Our charming and versatile messages are perfect for individuals as well as brands and corporate events, offering something for everyone. With a community of customers and media enthusiasm already in place, we are ready to launch our worldwide franchise model.

ABOUT

HEADQUARTERS
1536 N Woodland Park Dr, Suite 130
Layton, UT 84041

WEBSITE
View Site

Think greetings cards, but in flowers! At Speaking Roses, we patented the ability to print personalized messages on live, fresh flowers for all occasions for promotional items, licensing brands, gifts, souvenirs, and more. Think of a greeting card, but instead of the paper being the vehicle of the message, now we use flowers, creating a new form of expression. Since our launch, we have been featured in many media publications and won Best Product from the PPAI Organization in the $20 billion promotional industry. Now, after many years of lessons learned, selling the product, and replicating the production capacity, we are ready to implement a replicable director-to-consumer, distributor/franchise model that doesn't require a physical store from the beginning so that we can share our unique and beloved product with customers all over the world.

TEAM

Rene Rodriguez
CEO & Board Director

I am a truly entrepreneurial soul with an innovative mind and nearly 30 years of progressive experience in developing businesses in various industries. I have developed the skills necessary to launch successful, first-to-market businesses and manage all aspects of their daily operations.

25+ years of building disruptive companies

15+ Years of International Business

5 Successful Startups

First to Market in multiple industries

I also currently serve as CEO of Vidit, Inc. and CEO and Board Director of Florabella International, Inc., which requires only a few hours per week to fulfill and spend the remaining time focused on Speaking Roses Global.

Roland Walker
Director

Rollie Walker is a visionary entrepreneur with many years of experience in the business world. He grew up working on his family's farms, where he learned the value of hard work and tenacity. These traits would serve him well throughout his career as he started many companies, invented numerous products, and disrupted industries.

As a developer, Rollie was always looking for new ways to solve problems and create value. His ability to see opportunities where others did not made him a disrupter in many fields. As an investor, he was not afraid to take risks and back new ideas, often serving as a mentor to the companies he supported.

Through his many ventures, Rollie Walker has left an indelible mark on the business world, and his legacy continues to inspire aspiring entrepreneurs today.

Rod Moya
COO

20+ years Operations Experience

15+ Years Tech Director

15 Years Design and Software

Pioneer in multiple industries

Tom Spadea
Franchise Legal Attorney

Tom Spadea is perhaps the only franchise lawyer that can say he paid for law school at night by selling franchises during the day. This intimate understanding of the franchise industry has enabled Tom to build his legal practice around the true needs of entrepreneurs in franchising. Spadea Lignana today represents over 300 franchisors nationally ranging from emerging concepts just entering the franchise game to nationally recognized brands.

Greg Writer
E-COMMERCE ADVISOR

E-COMMERCE

Greg has over 35 years of experience in corporate finance, capital formation, executive-level management, mergers & acquisitions, software development, licensing & distribution, and sales & marketing. He is often referred to as "The Entrepreneur's Best Friend."

Greg has spent over 15 years coaching thousands of entrepreneurs in marketing, capital formation, business acceleration, and revenue optimization.

Brad Ferch
Affiliate Director - Consultant

Produce and Deliver over 7 Million Personalized products

Scale Annual revenue from $70k to $15Mi in 14 Months

Engineer of automation systems

Just Brilliant !!!

Almost 10 Years of Personalization Experience



Archer Worsham
CMO

10+ years Building multiple E-commerce Brands from concept to exit.

10+ Years of selling on numerous platforms.

Expert in structuring front-end traffic to back-end conversion

Expert in all social media advertising platforms, reaching up to 8%

The last company that he was involved with went from $1,500 a month to $ 2 Mill in just a few months

TERMS

Speaking Roses Global, Inc.

Overview

PRICE PER SHARE
$1.67

VALUATION
$15.03M

DEADLINE
Aug 2, 2023

FUNDING GOAL
$10k - $1.23M

Breakdown

MIN INVESTMENT
$298.93

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.40

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,988

SHARES OFFERED
Class B Common Stock

MAX NUMBER OF SHARES OFFERED
739,520

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Amount-Based

Tier 1 | $300+

Invest $300+ and receive a 10% Discount code for the next 12 months on any of our products online.

Tier 2 | $500+

Invest $500+ and receive a 10% Discounted code + One Personalized package of petals from our preserved line of products (for the next 12 months).

Tier 3 | $1,000+

Invest $1,000+ and receive 5% Bonus Shares + receive a 15% Discounted code + One Personalized package of petals from our preserved line of products (for the next 12 months)

Tier 4 | $2,500+

Invest $2,500+ and receive 8% Bonus Shares + receive a 15% Discounted code + One Personalized Dozen Roses (for the next 12 months)

Tier 5 | $5,000+

Invest $5,000+ and receive 12% Bonus Shares + receive a 25% Discounted code + One Personalized Dozen Roses + One Personalized package of petals from our preserved line of products (for the next 12 months)+ obtain the first right of refusal from any area that we may offer in the future (in the order that it's received)

Tier 6 | $10,000+

Invest $10,000+ and receive 16% bonus shares + receive a 30% Discounted code + Five Personalized Dozen Roses + One Personalized package of petals from our preserved line of products (for the next 12 months)+ all your investment can be used as a credit towards one of our Distributors/Franchise areas that we may offer in the future.

Tier 7 | $25,000+

Invest $25,000+ and receive 20% bonus shares + receive a 50% Discounted code + Five Personalized Dozen Roses + One Personalized package of petals from our preserved line of products (for the next 12 months)+ all your investment can be used as a credit towards one of our Distributors/Franchise areas that we may offer in the future.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Speaking Roses Global, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.67 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $167. Fractional shares will not be distributed, and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Speaking Roses Global, Inc..

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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REWARDS
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SECURE
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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Why personalized flowers? Experts have shown that when you get a personal text message from someone you care about, it automatically triggers a CASCADE of dopamine (that's “the feel good” hormone) to your system. If a short personal message can have that profound effect on a human, then imagine when the message is printed directly on to the petals of a live fresh flower!! The message and the flower combined becomes an emotional response on steroids! Think about how greeting cards are, the vehicle is the cardstock paper but people pays for the message. With Speaking Roses, the vehicle is the flower. Redefining the industry forever!

As founders and creators of personalized flowers we have patented the process and the technology that can print messages, photos, icons and even logos directly on the petals of flowers.

As one of the first flower companies to ever attend one of the largest promotional product events in the world in Las Vegas, we received the PPAI' s Distributors Pick award. That is like winning the OSCARS in the promotional Industry! And we did it with personalized Flowers!

Personalized flowers sits at the intersection of a multi-billion dollar industry, including promotional products, personalized gifts, and flowers. This allows us to tap into multiple industries at once.

This new and powerful emotional response combination has given us the opportunity to be featured in many, many publications around the world.

Remember this guy? *(Show a picture of Tom Cruise in the Top Gun movie)* Yep, even he has given out our flowers on one of the most prestigious TV shows in the United States. *(Show the video clip of Tom Cruise on The Ellen Show)*

As you know, every industry has a brand leader, for coffee you have starbucks, for shoes you have nike, for pineapples you have Dole, but for flowers? What brands come to your mind that is a WORLDWIDE LEADER In this industry? How is it possible that the oldest industry in the world doesn't have a worldwide brand? This is where we come in! This is our vision! Our opportunity! That's why we have a full worldwide franchise plan! We are in the business of creating memories, emotional impact and touching people's lives.

We have tested the industry, learned the lessons, created the systems, built the team and now we are ready to replicate our business worldwide through a franchise model, but we need your help! We would love to invite you to be part of this worldwide disruptive concept! And give people all over the world the opportunity to give someone they care about their first flower experience from a Speaking Roses franchise near them.

As Forbes Magazine quote, Speaking Roses “has a Rosy Future!" And we invite you, to be part of it!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.